Exhibit 2.1

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

WYNN-CROSBY 1994, LTD.;
WYNN-CROSBY 1995, LTD.;
WYNN-CROSBY 1996, LTD.;
WYNN-CROSBY 1997, LTD.;
WYNN-CROSBY 1998, LTD.;
WYNN-CROSBY 1999, LTD.;
WYNN-CROSBY 2000, LTD.; and
WYNN-CROSBY 2002, LTD.

(herein collectively referred to as “Sellers” or individually as “Seller”)

AND

Noble Royalties, Inc. d/b/a

BROWN DRAKE ROYALTIES

AS “Buyer”

AND

PETROHAWK ENERGY CORPORATION

Dated Effective January 1, 2005

Executed January 14, 2005

LIST OF OMITTED SCHEDULES

A	Lease Schedule
A-1	Allocation of Value
B	Assignment and Bill of Sale
Schedule 4.2	Claims and Litigation

i

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (the “Agreement”) is dated the 14th day of January, 2005, by and between P-H Energy, LLC, a Texas limited liability company which is a wholly owned subsidiary of Petrohawk Energy Corporation, a Delaware corporation (“Petrohawk”), with a mailing address of 1100 Louisiana, Suite 4400, Houston, Texas 77002, as general partner for Wynn-Crosby 1994, Ltd.; Wynn-Crosby 1995, Ltd.; Wynn-Crosby 1996, Ltd.; Wynn-Crosby 1997, Ltd.; Wynn-Crosby 1998, Ltd.; Wynn-Crosby 1999, Ltd.; Wynn-Crosby 2000, Ltd. and Wynn-Crosby 2002, Ltd., (hereinafter individually referred to as Seller and collectively as “Sellers”) and, Noble Royalties, Inc., a Texas corporation d/b/a Brown Drake Royalties with a mailing address of 13601 Preston Road, Suite 1008W, Dallas, Texas 75240 (hereinafter referred to as “Buyer”) and Petrohawk. Each of Buyer and Seller may be referred to as a “Party” and Buyer and Sellers may be referred to collectively as the “Parties”.

WHEREAS, Each Seller desires to sell, assign, and convey to Buyer and Buyer desires to purchase and accept certain royalty, overriding royalty and mineral interests owned by Sellers, and

WHEREAS, the Parties have reached agreement regarding such purchase and sale,

NOW, THEREFORE, for valuable consideration and the mutual covenants and agreements herein contained, Sellers and Buyer agree as follows:

ARTICLE I
TRANSFER OF THE PROPERTIES

1.1           Sale and Purchase:  Upon the terms and conditions hereinafter set forth, each Seller agrees to sell, assign, and convey to Buyer and Buyer agrees to buy and accept from Sellers, all of Sellers’ right, title, and interest in and to the leases and lands, whether contractually owned and not yet conveyed pursuant to recorded and unrecorded agreements or actually conveyed, described on Exhibit A to be prepared by Petrohawk and attached hereto as a supplement to this Agreement no later than February 1, 2005 and made a part hereof and contracts and agreements to the extent related thereto, subject to any reservations, exclusions or limitations described on Exhibit A, said rights and interests being hereinafter referred to as the “Properties.”

1.2           Purchase Price:  The total purchase price to be paid to Sellers for the Properties by Buyer shall be $80,000,000 (such amount unadjusted by any other adjustments provided for in this Agreement or agreed to by the Parties, being herein called the “Base Purchase Price”). Such Base Purchase Price may be adjusted as provided in Section 2.6 hereof (the Base Purchase Price, as so adjusted, and as the same may otherwise be adjusted by mutual agreement of the Parties, being herein called the “Purchase Price”).  The Purchase Price shall be allocated among the Sellers in accordance with each Seller’s ownership of the Properties and the Allocated Value (as defined bellow) for each Property.

1.3           Deposit:  Contemporaneously with the execution of this Agreement, Buyer shall deliver to Petrohawk via wire transfer of immediately available funds to an account number to be designated by Petrohawk the amount of $5,000,000 (such amount being herein called the “Deposit”). In the event the transaction contemplated hereby is consummated in accordance with the terms hereof, the Deposit shall be applied to the Purchase Price to be paid by the Buyer at the Closing. In the event the transaction contemplated hereby fails to close on the Closing Date as a result of a material breach of this Agreement by Sellers, or in the event this Agreement is terminated by Buyer in accordance with Section 7.4 below the Deposit shall be returned to Buyer. If the transaction contemplated hereby otherwise fails to close on the Closing Date, Petrohawk shall distribute the Deposit to Sellers not as a penalty but as liquidated damages. THE PARTIES HEREBY ACKNOWLEDGE THAT THE EXTENT OF DAMAGES TO SELLERS OCCASIONED BY THE FAILURE OF THIS TRANSACTION TO BE CONSUMMATED WOULD BE IMPOSSIBLE OR EXTREMELY DIFFICULT TO ASCERETAIN AND THAT THE AMOUNT OF THE DEPOSIT IS A FAIR AND REASONABLE ESTIMATE OF SUCH DAMAGES UNDER THE CIRCUMSTANCES AND DOES NOT CONSTITUTE A PENALTY AND SHALL BE SELLERS’ SOLE AND EXCLUSVIE REMEDY.

1.4           Closing:  The closing (herein called the “Closing”) of the transaction contemplated hereby shall be on or before 5:00 p.m. Dallas, Texas time, February 15, 2005 or such date and time as agreed to by the Parties (the “Closing Date”), Buyer shall tender the Purchase Price, less the Deposit by wire transfer of immediately available funds to an account number to be designated by Sellers prior to Closing.  The Closing will be held at the offices of Buyer or at any other mutually acceptable location.  The Closing with all Sellers shall be simultaneous.

1.5           Effective Time:  The effective time of this purchase and sale of the Properties will be at 12:01 a.m., January 1, 2005 Dallas, Texas time (the “Effective Time”). All oil, gas and other hydrocarbons produced, saved, sold or delivered from the Properties prior to the Effective Time shall be for the account and benefit of Sellers and all oil, gas and other hydrocarbons produced, saved, sold or delivered from the Properties after the Effective Time shall be for the account and benefit of Buyer.

1.6           Allocation of Purchase Price:  Buyer, with Sellers’ approval, has allocated the Base Purchase Price among the Properties as set forth on Exhibit A-1. The value so allocated to a particular Property may be referred to as the “Allocated Value” for that Property.

1.7           Form of Assignment:  The assignment from Sellers to Buyer shall be in substantially the form and content shown in the Assignment and Bill of Sale attached hereto as Exhibit B and made a part hereof (the “Assignment”) to be modified only to the extent necessary to comply with these terms and conditions.  If any Properties are erroneously described in the Assignment, the description will be corrected upon proof of the properties’ proper description.

ARTICLE II
TITLE AND INSPECTION

2.1           Inspection of Files; Due Diligence Review:  Sellers upon reasonable notice from Buyer, shall make available during Sellers’ regular business hours at Petrohawk’s offices, for examination and reproduction by Buyer’s authorized representatives, at Buyer’s expense, documents in Sellers’ possession relating or in any way pertaining to the Properties, except any documents that are covered by non-disclosure obligations to third parties, interpretive data, and/or documents reflecting Sellers’ valuation of the Properties.  Buyer shall have the right to copy, at Buyer’s sole expense, any of such information.  All such information shall be maintained confidential by Buyer until Closing.

2.2           Title Defects:  Title defects (a “Defect”) shall refer to those defects or irregularities that (a) would cause Buyer to receive less than the net revenue interest set forth on Exhibit A-1; or (b) create a lien or encumbrance on any portion of the Properties; other than Permitted Encumbrances (as hereinafter defined).

Title defects shall not mean defects or irregularities in the title to the Properties that do not interfere with the operation, value or use of the Properties (or portion thereof) affected thereby and that would not be considered material in accordance with the industry standards, including but not limited to the following “Permitted Encumbrances”:

(1)           lessors’ royalties, overriding royalties, net profits interests, production payments, reversionary interests and similar burdens if the net cumulative effect of such burdens does not operate to reduce the net revenue interest (“NRI’) for the formation upon which an Allocated Value has been established as set forth in Exhibit A-1;

(2)           any preferential rights to purchase and required third party consents to assignments of contracts or property and similar agreements;

(3)           liens for taxes or assessments not yet due and delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(4)           rights of reassignment upon the surrender or expiration of any lease or other agreement affecting the Properties;

(5)           easements, rights-of-way, servitudes, permits, surface leases and other rights with respect to surface operations, on, over or in respect of any of the Properties or any restriction on access thereto that do not materially interfere with the operation of the affected asset as has been conducted in the past;

(6)           such title defects which have been cured prior to Closing or Buyer has waived;

(7)           materialmen’s, mechanics’, repairmen’s, employees’, contractors’, operators’ or other similar liens or charges arising in the ordinary course of business incidental to construction, maintenance or operation of the Properties (i) if such liens and charges have not been filed pursuant to law and the time for filing such liens and charges has expired, (ii) if filed, such liens and charges have not yet become due and payable or payment is being withheld as provided by law, or (iii) if their validity is being contested in good faith by appropriate action;

(8)           rights reserved to or vested in any federal, state, local, tribal or foreign governmental body, authority or agency to control or regulate any of the Properties in any manner; and all applicable laws, rules, regulations and orders of general applicability in the area of the Properties;

(9)           liens arising under operating agreements, unitization and pooling agreements and production sales contracts securing amounts not yet delinquent or, if delinquent, being contested in good faith in the ordinary course of business;

(10)         all calls on or preferential rights to purchase production at a price (adjusted for quality, transportation and location) no less than average area spot prices with respect to oil and gas;

(11)         the litigation and claims listed on Schedule 4.2;

(12)         liens which will be released at or before Closing;

(13)         all documents and matters of record as of the Effective Time, unless the document or matter has properly been identified as a title defect in a title defect notice pursuant to Section 2.3; and

(14)         As to any undeveloped Properties, routine title curative matters expected to be encountered in a non-producing property in the area and that are customarily cured in the normal course of development of non-producing properties without material expense and not reasonably anticipated to cause a material impairment of Buyer’s ability to develop the interest in question.

2.3           Title Defects Notice and Adjustments:  As soon as is reasonably practicable, but in no event later than ten (10) business days prior to Closing, Buyer shall provide Sellers with a written notice of title defects stating its objections, if any, to the title of the Properties (“Asserted Defects”). Such notification shall include, for each Asserted Defect, (i) a description of the Asserted Defect and the wells and/or units listed on Exhibit A-1 to which it relates, and (ii) for each applicable well or unit, the size of any variance from NRI which does or could result from such Asserted Defect, and (iii) the amount by which Buyer would propose to adjust the Purchase Price.  Sellers may undertake to satisfy some, all, or none of Buyer’s Asserted Defects, at Sellers’ sole cost and expense.  All title defects not made known to Sellers by Buyer within the time provided shall be deemed to be waived by Buyer.  Buyer shall remain obligated to purchase any and all interests not affected by title defects.  If any portion of the Properties is the subject of an Asserted Defect notice from Buyer, and such Property has not been given an allocated value on Exhibit A-1 or has been given a value of zero, there shall be no adjustment to the Base Purchase Price before or after Closing.

2.4           Additions to Sellers’ Interests:  If at any time prior to Closing it is discovered by Buyer or Sellers that in any particular Property Seller’s actual NRI is greater than that described on Exhibit A-1 or less than the NRI on Exhibit A-1, then the same calculations shall be made as set forth in the calculations of any Asserted Defect values under Section 2.5, below.  The sum of any interest additions shall be netted against the sum of all Asserted Defects.

2.5           Adjustments to Base Purchase Price for Title Defects:

(a)           Continuing Curative.  If an Asserted Defect is identified, and the same cannot be cured before Closing (or resolved as provided in Section 2.6 below), Seller may elect to continue curative efforts past Closing.  In such case, the amount determined, as provided in Section 2.6 below, to be attributable to such Defect will be left in escrow pursuant to an escrow agreement to be mutually agreed upon and executed at Closing and will be disbursed (A) if such Defect is cured within one year after Closing, to Seller when such curative is completed (with interest earned on such amount up to Closing being disbursed to Buyer, and all other interest earned on such amount being disbursed to Seller) or (B) otherwise, to Buyer as promptly as possible after such one year period (together with all interest earned on such amount).  If the amount in escrow is less than the amount determined, any additional amounts will be paid directly by Buyer. Any such amounts to be paid directly by Buyer shall be due when and if curative is done with respect to Asserted Defects, paid to Seller in the same manner as provided for escrow funds above (but without interest).

(b)           Seller’s Response.  In the event that Buyer notifies any Seller of Asserted Defects, Seller may elect to:

(i)            Cure.  Seller may (but shall have no obligation to) attempt to cure, prior to Closing, one or more Asserted Defects.

(ii)           Postpone Closing.  Whether or not Seller has then begun to, or ever begins to, cure one or more Asserted Defects (and whether or not Seller has elected options pursuant to Section 2.6 below with respect to one or more Asserted Defects), Seller may postpone the Closing for all Sellers by designating a new Closing Date not later than March 1, 2005.  Notwithstanding any such election to postpone Closing, Seller shall still have no obligation to cure Asserted Defects.

(iii)          Adjustment.  Notwithstanding any other election made under this Section (without limitation, it being expressly recognized that Seller may attempt to cure Asserted Defects while acting under this election), Seller may elect to have one or more Asserted Defects handled under Section 2.6 below.

2.6           Certain Price Adjustments:

(a)           Procedures.  In the event that, as a part of the due diligence reviews provided for in Section 2.1 above, Asserted Defects are presented to any Seller and Seller is unable (or unwilling) to cure such Asserted Defects prior to Closing, and Seller does not elect to continue curative efforts past Closing (as set forth in Section 2.5(a) above, then:

(i)            NRI Variance/Proportionate Price Reductions.  If the Asserted Defect is (I) a Defect described in Section 2.2 as reducing the NRI of a well listed on Exhibit A-1 or (II) a Defect which otherwise affects a portion of Seller’s NRI in a well listed on Exhibit A-1:  a downward adjustment to the Base Purchase Price equal to the amount determined by multiplying the Allocated Value set forth for such well on Exhibit A-1 by a fraction (A) the numerator of which is an amount equal to the NRI shown on Exhibit A-1 for such well less the decimal share to which Seller would be entitled to as a result of its ownership interest in such well which is unaffected by such Defect and (B) the denominator of which is the NRI shown for such well on Exhibit A-1.  Notwithstanding subsection (ii) below, a Defect to which such subsection is applicable may, at Seller’s election, be treated as a Defect under this subsection.

(ii)           Liens/Payoff Amount.  If the Asserted Defect is a Defect described in Section 2.2 as a lien:  a downward adjustment to the Base Purchase Price equal to the amount of the debt secured by such lien.

(iii)          Preferential Rights and/or Consents.  If the Asserted Defect is a Defect that relates to the failure to obtain a consent or a waiver of a preferential right to purchase, the Property or Properties subject to such consent or preferential right shall be excluded from the transaction contemplated hereby and a downward adjustment of the Base Purchase Price will be made by the Allocated Value of such Property.

(iv)          Other Asserted Defects.  If the Asserted Defect is any other Defect not included in (i) or (ii) above, Buyer and Seller shall, with respect to the Property affected by the Asserted Defect attempt to agree upon an appropriate downward adjustment of the Purchase Price.

(b)           Exclude Property.  With respect to each Property listed on Exhibit A-1 as to which Buyer and any Seller are unable to agree upon appropriate adjustment with respect to all such matters affecting such Property, such Property (together with such related rights in any unit including the same, and other rights, as may be necessary or appropriate to own, operate and produce the same) will be excluded from the transaction contemplated hereby, and a downward adjustment of the Base Purchase Price will be made by the Allocated Value of such Property.

(c)           Limitations on Adjustments.  If the Base Purchase Price reduction with respect to a particular Asserted Defect which would result from the above provided for procedure does not exceed $50,000, no adjustment shall be made for such Asserted Defect.  If the Base Purchase Price reduction which would result from the above provided for procedure, as applied to all Asserted Defects made against all Sellers for which an adjustment is to be made, does not exceed $2,000,000, then no adjustment of the Base Purchase Price shall occur, and none of the Properties which would be excluded by such procedure shall be excluded.  If the Base Purchase Price reduction which would result from the above provided for procedure, as applied to all Asserted Defects for which an adjustment against all Sellers is to be made exceeds $2,000,000, the Base Purchase Price shall be adjusted by the amount by which such Base Purchase Price reduction exceeds $2,000,000.

2.7           Files and Records:  Within two (2) weeks after Closing or as soon thereafter as practicable, and at Buyer’s expense, Sellers shall furnish to Buyer all records relating to the Properties and maintained by Sellers, except those merely incidental thereto, interpretive data, any valuation of the Properties, and any information covered by non-disclosure obligations.  Sellers may retain copies of such records and may review and copy records during business hours upon reasonable notice to Buyer.

ARTICLE III
LETTERS IN LIEU

3.1           Letters-in-Lieu:  At Closing, Sellers shall execute documents necessary to effect change of ownership such as letters-in-lieu of division orders or transfer orders to each purchaser of production for the Properties, instructing each to make payments for all production after the Effective Time directly to Buyer.

ARTICLE IV
ASSUMPTION OF OBLIGATIONS

4.1           Indemnities:

(a)           Indemnification of Sellers and Petrohawk:  Buyer shall release Sellers and Petrohawk from and shall fully protect, indemnify, and defend Sellers and Petrohawk, their respective officers, directors, agents and/or employees and hold them harmless from any and all claims, losses, damages, demands, suits, causes of action, and liabilities (including attorneys’ fees, costs of litigation and/or investigation and costs associated therewith) (collectively referred to hereafter as “Claims”) relating to injury or death of any person or persons, and/or damage to or loss of any Properties or resources, except as specifically provided otherwise in Section 4.1(b), below, arising out of, or connected, directly or indirectly with the ownership or operation of the Properties, or any part thereof, pertaining to the period subsequent to the Effective Time; and/or Claims arising out of or connected with the presence of Buyer and/or its representatives on the Properties or at the offices of Petrohawk at any time in connection with this purchase and sale transaction.  The indemnity obligation provided herein shall apply regardless of cause or of any negligent acts or omissions of Seller, its officers, agents, and/or employees.

(b)           Buyer’s Assumption of Obligations:  Except as stated in Section 4.2, below, Buyer assumes and shall timely perform and discharge all duties and obligations of the owner of the Properties before and after the Effective Time, including, but not limited to: restoration of the surface, environmental and pollution clean up, plugging and abandonment of any and all existing and future wells and related facilities, and Sellers shall incur no liability for Buyer’s failure to properly perform and discharge such duties and obligations.  Buyer shall fully protect, indemnify, defend and hold Sellers and Petrohawk and their respective its officers, agents and/or employees harmless against any and all Claims for pollution and/or environmental damage of any kind, any fines or penalties assessed on account of such damage, caused by, arising our of, or in any way incidental to ownership or operations conducted on the Properties, if such Claims are asserted subsequent to the Effective Time, regardless of when the act or omission giving rise thereto occurred and regardless of whether or not arising from, incidental to or the result of any Seller’s negligence or fault, or whether or not any liability is imposed upon any Seller or Petrohawk as a result of any statute, rule or regulation or theory of strict liability of any Seller or Petrohawk or their respective its officers, agents or employees, including without limitation liability under the Comprehensive Environmental Recovery, Compensation and Liability Act, 42 U.S.C. §9601, et seq.

(c)           Buyer’s Due Diligence:  NEITHER SELLER’S OR PETROHAWK WARRANT OR REPRESENT THE ACCURACY OR COMPLETENESS OF FILES, CONTRACTS OR ANY OTHER INFORMATION RELATING TO THE PROPERTIES, QUANTITY OR QUALITY OF RESERVES, IF ANY, OR ABILITY TO PRODUCE HYDROCARBONS FROM THE PROPERTIES, WHICH WERE FURNISHED TO BUYER IN CONNECTION WITH THIS AGREEMENT, AND BUYER RELIES THEREON AT BUYER’S SOLE RISK AND EXPENSE.  Each Seller makes this conveyance based upon the representation that Buyer has conducted due diligence and has made an independent evaluation of the condition of the Properties, production potential, and otherwise.  Buyer is charged with all knowledge obtainable from materials made available by Sellers relating to the Properties prior to Closing and from county records and federal, state and regulatory agency records. Buyer is relying upon its own due diligence investigation and inspection of the Properties, and Buyer shall accept all of the same in their “as is, where is” condition.

4.2           Non-Assumption of Liabilities:  Unless Buyer specifically elects to do so, Buyer shall not assume or become obligated for the following:

(a)           Any unrecorded obligation, commitment, debt, lien, or liability, not disclosed by Seller as required by Sections 2.1 and 2.2, above, on or before the Closing Date; or

(b)           Any pending or threatened litigation, as set forth on Schedule 4.2.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

5.1           Representations and Warranties of Seller:  Seller hereby covenants, represents and warrants to Buyer as follows:

(a)           Each Seller has full power, authority, and legal right to convey the Properties and each Seller is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Texas;

(b)           The Properties are free and clear of all debts, duly perfected liens, liabilities, mortgages, adverse claims and interests, burdens, and encumbrances of record, except for Permitted Encumbrances and those which each Seller has disclosed to Buyer either in accordance with Section 2.1 or otherwise;

(c)           To the best of Sellers’ knowledge, each Seller has filed all federal, state, and other reports or returns, if any, required to be filed by any Seller in connection with the Properties and has either discharged or caused to be discharged as the same have become due, all taxes, costs, expenses, charges, and debts of every kind and character including, without limitation, severance taxes, attributable or relating to the Properties or to the operation thereof or revenues or income therefrom for periods before the Effective Time;

(d)           To the best of each Seller’s knowledge, there are no agreements to which any Seller is a party or by which any Seller is bound, relating to the Properties, requiring any Seller to bear any of the costs associated with operations under such agreement.

(e)           To the best of each Seller’s knowledge, no legal action, suit, or proceeding, judicial or administrative, or governmental investigation is pending or threatened which involves or may involve the Properties or the production of oil and/or gas therefrom, the operations being conducted thereon or the purchase, sale, transportation, or processing of production of products therefrom, which would have a material adverse effect on the Properties, except those which have been disclosed to Buyer either in accordance with Section 2.1 or otherwise.

5.2           Representations and Warranties of Buyer:  Buyer hereby covenants, represents and warrants to Seller as follows:

(a)           Buyer has full power and authority to make and perform this Agreement according to the terms hereof and is a corporation duly organized, validly existing, and in good standing under the laws of the State of Texas;

(b)           Buyer’s execution, delivery, and performance of this Agreement has been duly authorized by all necessary corporate action;

(c)           Buyer has prior to Closing conducted due diligence and investigated the condition and value of the Properties;

(d)           Buyer has, or will have prior to Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Purchase Price.

(e)           Buyer is experienced and knowledgeable in the oil and gas business and is aware of its risks.  Buyer has been afforded the opportunity to examine the relevant records.  Buyer acknowledges and agrees that each Seller and Petrohawk and their respective representatives, agents and employees have made no representations or warranties, express or implied, written or oral, as to the accuracy or completeness of the records or of any other information furnished by or on behalf of any Seller, except as expressly set forth in this Agreement.  In entering into this Agreement, Buyer acknowledges and affirms that it has relied and will rely solely upon its independent analysis, evaluation, investigation and judgment with respect to the business, economic, legal, tax or other consequences of the transactions contemplated by this Agreement.

(f)            There is no action, suit, proceeding, claim or investigation by any person, entity, administrative agency or government body pending or threatened against Buyer that impedes or is likely to impede its ability to consummate the transactions contemplated by this Agreement.

5.3           Representations and Warranties at Closing:  The representations and warranties of Buyer and Sellers contained in this Agreement shall be true and accurate on the Closing Date as though such representations and warranties were made at and as of that time.

ARTICLE VI
ADDITIONAL AGREEMENTS AND COVENANTS

6.1           Closing Statement:  At least three (3) business days before the Closing Date, Sellers and Petrohawk shall provide to Buyer a statement showing its computations of its estimated amount of the adjustments to the Base Purchase Price as provided for in Section 2.6. Buyer and Sellers shall attempt to agree upon such adjustments prior to Closing, provided that if agreement is not reached, Sellers’ computation shall be used at Closing, subject to further adjustment under Section 8.14 below.

ARTICLE VII
CLOSING

7.1           Conditions Precedent to Sellers’ Obligation to Close:  Sellers shall be obligated to consummate the sale of the Properties as contemplated hereby on the Closing Date, provided the following conditions precedent exist or have been waived by Sellers:

(a)           All representations and warranties of Buyer contained in this Agreement or in connection with any of the transactions contemplated hereby shall be true and correct in all material respects at and as of Closing as though such representations and warranties were made at and as of such time;

(b)           Buyer shall have complied in all material respects with all agreements and conditions of this Agreement to be performed or complied with by Buyer on or prior to the Closing Date;

7.2           Conditions Precedent to Buyer’s Obligation to Close:  Buyer shall be obligated to consummate the sale of the Properties as contemplated by this Agreement on the Closing Date, provided that the following conditions precedent have been satisfied or have been waived by Buyer:

(a)           All representations and warranties of Sellers contained in this Agreement or in connection with any of the transactions contemplated hereby shall be true and correct in all material respects at and as of Closing as though such representations and warranties were made at and as of such time;

(b)           Sellers shall have complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Sellers on or prior to the Closing Date, necessary for the conveyance of the Properties.

7.3           Conditions Precedent to Obligations of Each Party:

(a)           The obligations of each party under this Agreement are contingent upon the satisfaction prior to Closing Date of the condition precedent that at Closing, no suit, action, order or other proceedings shall be pending or threatened before any court or governmental commission, board or agency in which it is sought by a person or entity other than the parties hereto or any of their affiliates, officers or directors, to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or to obtain substantial damages in connection with this Agreement or the transactions contemplated thereby, nor shall there be any investigation by any governmental agency pending or threatened which might result in any such suit, action, order or other proceedings seeking to restrain or prohibit consummation of the Agreement or the transaction contemplated thereby;

(b)           All material consents and approvals, if any, of third parties or any regulatory body or authority, whether required contractually or by applicable federal, state, or local law, or otherwise necessary for the execution, delivery, and performance of this Agreement by Seller (except for approvals of governmental agencies customarily obtained subsequent to transfer of title and those consents and approvals if not obtained would not result in a material adverse effect on the Properties) and which have not been waived by Buyer shall have been obtained and delivered to Buyer by the Closing Date and shall not have been withdrawn or revoked;

(c)           Consummation of this purchase and sale transaction shall not have been prevented from occurring by (and the required waiting period, if any, shall have expired under) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and rules and regulations of the Federal Trade Commission and Department of Justice.

7.4           No Waiver:  Consummation of Closing on the Properties shall not be deemed to be a waiver by either Party of any of its rights or remedies hereunder for breach of warranty, covenant, or agreement herein by the other Party, subject to the survival provisions of this Agreement.  The sole remedy of Buyer for a material breach by Sellers of any warranty or the non-satisfaction of a condition precedent to Buyer’s obligation to Close shall be termination of this Agreement.

7.5           Obligations of Sellers at Closing:  Sellers shall deliver the following to Buyer at the Closing, unless waived by Buyer:

(a)           A conveyance of all of each Seller’s right, title and interests substantially in the form and content of the Assignment.  Such instrument shall be acknowledged and executed in multiple originals, and the same shall be subject to any and all existing farmout agreements, unit agreements, gas purchase or sale contracts, as well as all other agreements affecting the Properties;

(b)           To the extent they are obtained, evidence that all consents, approvals, and authorizations prerequisite to the sale and conveyance of the Properties, as well as evidence of waiver of any preferential purchase rights applicable to the Properties, have been obtained;

(c)           Letters-in-lieu of division orders or transfer orders required under Article 3.1.

7.6           Obligations of Buyer at Closing:  Buyer shall deliver the following to Sellers at the Closing, unless waived by Sellers:

(a)           The Assignment and Bill of Sale, executed and properly notarized, referred to in Section 7.5(a) hereof;

(b)           By wire transfer the total Purchase Price less the Deposit, as calculated pursuant to Section 6.1.

ARTICLE VIII
MISCELLANEOUS

8.1           Notices:  All notices and other communications required, permitted, or desired to be given hereunder must be in writing and sent by registered or certified U.S. mail (return receipt requested), properly addressed as shown herein below, and with all postage or charges fully prepaid or by hand delivery or by facsimile transmission.  Date of service by mail or hand delivery is the date on which such notice or other communication is received by the addressee, by facsimile is the date sent, or if such date is on a weekend or federal or state holiday, then on the next date which is not Saturday, Sunday or such holiday.  Each party may change its address by notifying the other party in writing.

If to any Seller or Petrohawk	If to Buyer
mail or hand delivery:	by mail or hand delivery:

Petrohawk Energy Corporation	Noble Royalties, Inc.
1100 Louisiana, Suite 4400	13601 Preston Road, Suite 1008W
Houston, Texas 77002	Dallas, Texas 75240
Attn: Steve W. Herod	Attn: Scott Noble, President
Vice President – Corporate Development

By fax: (832) 204-2800	By fax: (972) 720-1899

8.2           Conveyance Costs:  Buyer shall be solely responsible for all filing and recording of documents related to the transfer of the Properties from Sellers to Buyer and for all fees connected therewith.

8.3           Broker’s Fees:  Each Party agrees to indemnify and hold the other harmless from and against any claims or causes of action with respect to any commissions, finders’ fees, or other remuneration, if any, due to any broker, agent, or finder claiming by, through, or under such party.

8.4           Further Assurances:  From and after the Closing, at the request of Sellers but without further consideration, Buyer will execute and deliver or use reasonable efforts to cause to be executed and delivered such other instruments of conveyance and transfer and take such other action as Sellers reasonably request and as may be required to more effectively vest in or put any Seller in possession of, any Properties, document, or information of any kind which was not intended by the parties to be conveyed to Buyer.  From and after the Closing, at the request of Buyer but without further consideration, any Seller shall execute and deliver or use reasonable efforts to cause to be executed and delivered such other instruments of conveyance and transfer and take such other actions as Buyer reasonably may require to more effectively to vest in Buyer, or to put Buyer in possession of, any of the Properties.  If any of the Properties are incorrectly described, the description shall be corrected upon proof of the proper description. After the Closing Date, if Buyer receives payments for production from or associated with the Properties for periods before the Effective Time, Buyer shall promptly turn over such payments to Sellers.  If any Seller or Petrohawk receives payments for production from or associated with the Properties for periods after the Effective Time, that Seller or Petrohawk shall promptly turn over such payments to Buyer.

8.5           Survival of Representations and Warranties:  All representations, warranties, covenants, and agreements contained in this Agreement shall terminate at Closing except the provisions of Articles III, IV and Sections 8.3, 8.4, 8.11, 8.16, 8.17 and 8.19 which shall survive the closing for the applicable statute of limitations period.  The Parties hereto have made no representations or warranties except those expressly set forth in this Agreement.

8.6           Amendments and Severability:  No alterations, modifications, amendments, or changes in this Agreement shall be effective or binding unless the same shall be in writing and signed by Seller and Buyer.  The invalidity of any one or more covenants or provisions of this Agreement shall not affect the validity of the Agreement as a whole, and in case of any such invalidity, this Agreement shall be construed as if such invalid provision had not been included herein.

8.7           Successor and Assigns:  The terms, covenants and conditions hereof shall be binding upon and shall inure to the benefit of Seller and Buyer and their respective successors and assigns; and such terms, covenants and conditions shall be covenants running with the land and with each subsequent transfer or assignment of the Properties.

8.8           Headings:  The titles and headings in this Agreement have been included solely for ease of reference and shall not be considered in the interpretation or construction of this Agreement. Time is of the essence in this Agreement.

8.9           Notices After Closing:  Sellers shall notify Buyer of its receipt after the Closing Date of any instrument, notification, or other document significantly affecting the Properties.

8.10         Securities Laws:  Buyer shall notify Sellers and Petrohawk promptly of any federal and/or state securities law(s) or Federal Trade Commission filing requirements and/or any other disclosure requirements to which it believes it may be subject.

8.11         Media Releases:  Within two (2) business days after execution of this Agreement, Petrohawk will issue a press release detailing the terms of the transactions described herein and Petrohawk will be required to file a form 8-K with the SEC detailing the important terms of this agreement. Petrohawk shall provide Buyer with a draft of such press release for purposes of Buyer’s review and consent, which shall not be unreasonably withheld. Buyer shall not release any information to the press or other media, or unless required by law, to any other person, regarding this purchase and sale.  If required by law to release information, a Party may do so after having obtained the other Party’s approval of the content of the information and timing of the release.

8.12         Governing Law:  THIS CONTRACT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICT OF LAW RULES WHICH MAY REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION; AND THE VENUE OF ANY ACTION BROUGHT BY EITHER PARTY IN REGARD HERETO OR ARISING OUT OF THE TERMS OR CONDITIONS HEREOF SHALL BE EXCLUSIVELY IN STATE OR FEDERAL COURT IN DALLAS, TEXAS AND BOTH PARTIES HEREBY CONSENT TO THE JURISDICTION OF THE COURTS OF TEXAS.

8.13         No Partnership Created:  It is not the purpose or intention of this Agreement to create (and it shall not be construed as creating) a joint venture, partnership, or any type of association, and the Parties hereto are not authorized to act as agent or principal for each other with respect to any matter related hereto.

8.14         Dispute Resolution:  With respect to any dispute that arises prior to Closing, either Party may deliver a notice by facsimile or hand delivery to the other Party describing the dispute and the nature of the disagreement.  If such notice is delivered, then one or two designated executives of each Party shall meet regularly as necessary but at least once each day following receipt of such notice and use reasonable efforts to reach an agreement on the disputed issues or amounts. If Buyer and Seller cannot reach agreement on the disputed issues prior to Closing, then the resolution of such issues shall be determined by an independent third party chosen by mutual agreement of Seller and Buyer. If Seller and Buyer are unable to agree on the selection of an independent third party, then each shall select an independent third party who in turn shall mutually agree upon an independent third party. Such third party shall provide Buyer and Seller with a statement showing its reasonable computations regarding any information which then shall be available pertaining to the disputed issues and shall provide Buyer and Seller with a statement showing its resolution of the disputed issues, which shall be final and binding on the Parties. The Parties shall make any such adjustments by appropriate payments from Seller to Buyer or from Buyer to Seller.  After such adjustments are made, no further adjustments shall be made under this Section 8.14.  With respect to any dispute that arises after Closing, either Party may pursue any remedies available in law or equity.

8.15         Like/Kind Exchange:  Any Seller or Petrohawk may, at its option, and at its sole cost and expense, elect to participate in a tax deferred exchange under Section 1031 of the Internal Revenue Code in connection with this transaction and the Buyer agrees to reasonably cooperate with the Sellers and Petrohawk in connection with the same provided (a) Buyer is not required to enter into the chain of title on any other properties and Seller uses a qualified intermediary to effect the change; (b) Sellers and Petrohawk will be exclusively responsible for all costs incurred in connection with the exchange; and (c) closing of the transaction contemplated herein is not delayed in any manner because of such exchange.

8.16         Confidentiality:  Buyer and Sellers shall hold as strictly confidential the terms and conditions of this Agreement, and also Buyer and Sellers shall not disclose any information regarding this Agreement except, on a need-to-know basis, to its employees, directors, shareholders, affiliates, attorneys, agents, consultants, financial institutions or as required by court order, applicable law or regulations, or for purposes of the preparation of Buyer’s and Seller’s tax returns, without the prior written consent of the other party, which consent shall not be unreasonably withheld. Buyer acknowledges that Petrohawk is a publicly traded company and is required to disclose the existence of material agreements through filings with the Securities and Exchange Commission (“SEC”) and Petrohawk will be required to disclose and file this Agreement with the SEC and it will become public upon such disclosure.

8.17         Ad Valorem, Production or Severance Taxes:  It is understood that ad valorem taxes are paid in arrears on production. It is agreed at such a time as the 2004 taxes (those assessed for periods prior to the Effective Time) are fully paid Sellers will be responsible for one hundred per cent (100%) and Buyer will be responsible for zero per cent (0%) of the total amount paid. The Parties agree that an accounting for these expenses will be made and reimbursement by the owing Party will be tendered immediately to the other Party.

8.18         Parties Bear Own Expenses/No Special Damages:  Each Party shall bear and pay all expenses (including, without limitation, legal fees) incurred by it in connection with the transaction contemplated by this Agreement.  Notwithstanding anything herein to the contrary neither Party shall have any obligations with respect to this Agreement, or otherwise in connection herewith, for any special, consequential or punitive damages.

8.19         No Sales Taxes:  No sales transfer or similar tax will be collected at Closing from Buyer in connection with this transaction.  If, however, this transaction is later deemed to be subject to sales, transfer or similar tax, for any reason, Buyer agrees to be solely responsible, and shall indemnify and hold Sellers (and their affiliates, and its and their directors, officers, employees, attorneys, contractors and agents) harmless, for any and all sales, transfer or other similar taxes (including related penalty, interest or legal costs) due by virtue of this transaction on the Properties transferred pursuant hereto and the Buyer shall remit such taxes at that time.  Sellers and Buyer agree to cooperate with each other in demonstrating that the requirements for exemptions from such taxes have been met.

8.20         No Assignment:  Prior to Closing, neither Party shall have the right to assign its rights under this Agreement, without the prior written consent of the other Party first having been obtained.

8.21         Counterpart Execution:  This Agreement may be executed in counterparts, all of which are identical and all of which constitute one and the same instrument.  It shall not be necessary for Buyer and Sellers to sign the same counterpart.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written, but effective as of the Effective Time.

SELLER:		BUYER:

Wynn-Crosby 1994, Ltd.		Noble Royalties, Inc. d/b/a
Wynn-Crosby 1995, Ltd.		BROWN DRAKE ROYALTIES
Wynn-Crosby 1996, Ltd.
Wynn-Crosby 1997, Ltd.
Wynn-Crosby 1998, Ltd.
Wynn-Crosby 1999, Ltd.
Wynn-Crosby 2000, Ltd.
Wynn-Crosby 2002, Ltd.

By:	/s/ Floyd C. Wilson	By:	/s/ A. Scott Noble
Floyd C. Wilson President of P-H Energy, LLC General Partner			A. Scott Noble President/CEO